UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

On May 27, 2014, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2014. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above,

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the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Daniel Rodríguez Cofré
	Name:	Daniel Rodríguez Cofré
	Title:	Chief Executive Officer

Date: May 28, 2014

cencosud

First Quarter 2014

• Revenues rose 3% driven by higher sales in the supermarket, home improvement and department store businesses, despite currency devaluation in the Andean region.

• Gross profit rose 3% YoY; Gross margin stable at 27.9%.

• Operating income rose 17% in 1Q14 YoY, and operating margin rose from 4.6% in 1Q13 to

5.3% in 1Q14.

• Adjusted EBITDA grew 18% and Adjusted EBITDA margin increased from 6.1% in 1Q13 to

7.0% in 1Q14.

• Net profit increased 81% in 1Q14 reflecting higher operating income (+17%) and lower income taxes (-30%).

Contents

Financial Highlights 1Q14 1

Relevant Events 2

Retail Market Commentary 3

Financial Results 5

Overview 1Q14 5

Consolidated Performance 6

EBITDA and Adjusted EBITDA 11

Analysis by Business and Country 12

Financial Services 15

Capex 18

Balance Sheet Summary 18

Debt Amortization Schedule (USD million) 19

Indebtedness 19

Cash Flow Summary 20

Forward Looking Statements 23

Reconciliation of Non-IFRS Measures to (Profit/Loss) 29

Financial Highlights 1Q14

Cencosud revenue increased 2.8% YoY in 1Q14 as a result of higher revenues from the supermarket, home improvement and department store businesses. Revenue growth in 1Q14 was impacted by a 25% depreciation of the Argentine peso against the Chilean peso, and the calendar effect of Easter Week which occurred in the first quarter 2013 and in the second quarter in 2014.

Cencosud opened 41 stores net, with 4.6% increase in selling space versus 1Q13, bringing the total selling space 4.2 million m2. Growth in selling space was driven by 28 new supermarket stores in the region, which added 74,538 m2, 7 Home Improvement openings, which added 51,142 m2, and the launch of the Department Stores Division in Peru, which added 6 new stores and 31,990 m2.

Gross profit rose 2.7% driven by higher gross profit from Home Improvement, Financial Services and Shopping Centers, partially offset by a lower contribution from Department Stores and Supermarkets.

Gross margin remained stable at 27.9% in 1Q14, despite the ongoing integration of the lower-margin Colombian supermarket business, and the growth of Department Stores and Financial Services in Peru.

Operating Income increased 17.3% in 1Q14 vs. 1Q13 as a result of higher operating income from the Financial Services and Home Improvement divisions. In the case of Financial Services, higher profitability reflects lower SG&A due to the provision of CLP$20,000 million registered in 1Q131 and a lower risk ratio in Chile, Argentina and Peru. In the case of Home Improvement, the increase in operating income was driven by double-digit growth in the Home Improvement Division in Chile and Argentina. All the positive effects mentioned above were partially offset by a lower operating income from Supermarkets in Brazil and Colombia. Within the supermarket division, negative results from Brazil and Colombia were compensated by a 9% increase in Supermarkets Chile and 14% in Supermarkets Peru. Excluding the revaluation of assets, the fair value of derivatives, and the 1Q13 financial retail provision operating income increased 12.9%.

1 On April 24, 2013, Supreme Court of Chile ruled on the class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Service, or “SERNAC”), a Chilean government entity. The court ruled for the plaintiff and at this juncture no further appeals are available. In the ruling, the court ordered Cencosud Administradora de Tarjetas S.A. (“CAT”) to reimburse certain cardholders for excess monthly maintenance fees charged since 2006 plus adjustments for inflation and interests. We have provisioned CLP 20,000 million for this ruling in our Chilean first quarter 2013 financial statements. In the case of the 2012 financial statements filed with the SEC on May 7th 2013, the provision was registered in December 2012. This provision is an estimated value that still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation; rectification and amendment are addressed by the court.

www.cencosud.com

	First Quarter		
	2014	2013	Δ %
Operating Income	134.524	114.664[2]	17,3%
Revaluation of Assets	6.709	13.628	-50,8%
Fair Value of Derivatives	-3.702	4.539	N.A.
1Q13 Financial Services provision	0	20.000	N.A.
Adjusted Operating Income	**131.517**	**116.496**	**12,9%**

- Adjusted EBITDA[3] totaled CLP 177,048 million, up 18.0% YoY. This was largely due to higher adjusted EBITDA from Financial Services, which had a low base of comparison as a result of the aforementioned CLP 20,000 million provision registered in 1Q13. There was also a higher adjusted EBITDA contribution from the Home Improvement and Shopping Centers Divisions. Adjusted EBITDA excluding the fair value of derivatives and the 1Q13 financial services provision, Adjusted EBITDA rose 9.2%.

	First Quarter		
	1Q14	1Q13	Δ %
EBITDA	**161.522**	**158.606[4]**	**1,8%**
Revaluation of Assets	-6.709	-13.628	-50,8%
Income (loss) from foreign exchange variations	10.644	2.283	366,3%
Result of indexation units	11.592	2.843	307,8%
Adjusted EBITDA[5]	**177.048**	**150.103**	**18,0%**
Fair Value of Derivatives	3.702	-4.539	-181,6%
Adjusted EBITDA excluding FV derivatives	**180.750**	**145.564**	**24,2%**

- Net income increased 80.7% from CLP 20,205 million in 1Q13 to CLP 36,512 million in 1Q14. This was the result of higher operating income (+17.3%) and lower income taxes (-30.4%), partially offset by a higher non-operating loss.

Relevant Events

- On April 16th, Fitch Ratings, on its annual reviews, confirmed Cencosud's Issuer Default Rating at 'BBB-'. The rating outlook remained negative. Fitch cited Cencosud's market position, scale, mix of food and non-food businesses, and real estate assets as positive factors supporting the credit profile.

- On April 25th Cencosud's Annual Shareholder Meeting took place. The following resolutions were passed:

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[2] 1Q13 operating income was restated, due to the reclassification from "Other gains (losses)" to "Income Tax" of CLP 2,745 million as of March 2013. FUT disbursements have been classified as "Other gains (losses)" in 2012; this has been rectified and following IFRS rules as "Income Tax".

[3] Please see "Reconciliation of Non-IFRS measures" starting on page 29 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of revenues.

[4] 1Q13 EBITDA was restated, due to the reclassification from "Other gains (losses)" to "Income Tax" of CLP 2,745 million as of March 2013. FUT disbursements have been classified as "Other gains (losses)" in 2012; this has been rectified and following IFRS rules as "Income Tax".

[5] Adjusted EBITDA = EBITDA – Revalue of assets – Result from Indexation Units – Income (loss) from foreign exchange variations.

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cencosud www.cencosud.com

The approval of the Annual Report, Balance Sheet, Financial Statements and the Audit Report performed by external auditors for the year end 2013.

A total dividend for fiscal year 2013 of CLP20.59906 per share to be paid on May 14th, 2014. Additionally, a motion was approved for the remaining part of net profit for the fiscal year 2013 to be incorporated in the Company’s Reserve Fund for Future Dividend Payouts in the amount of CLP 96,785,854,996, and CLP 74,335,254,618 under Retained Earnings.

It was reported that if the distribution of net profit and the payment of the proposed dividend is carried out as proposed, Shareholder’s Equity would be as it follows:

Shareholder’s Equity after Approval:

Paid in Capital CLP 2,321,380,936,392

Issuance premium CLP 526,633,344,400

Other reserves CLP (636,230,609,867)

Retained Earnings CLP 2,037,886,807,225

Total CLP 4,249,670,478,150

During the first quarter of 2014 Cencosud had 2 net openings:

In Chile, Cencosud opened 2 Santa Isabel supermarkets, one on February 27th , with 1,536 m2 of selling space, and a second one in March 27th with 1,619 m2 of selling space. Additionally Cencosud opened one Johnson store in Talcahuano, which added 2,162 m2 of selling space.

In Argentina, the Company closed one Disco store, reducing selling space by 807 m2.

In Peru, Cencosud opened one Metro store with 1,671 m2 of selling space and closed one Metro store with 4,940 m2 of selling space. The Company also audited the footage of the stores’ selling space and 11 were updated, adding a total of 5,609 m2.

In Colombia, Cencosud opened one new Jumbo store, adding 3,109 m2 of selling space, and closed one Metro store with 1,895 m2 of selling space.

Retail Market Commentary

Chile

Chile’s GDP grew 2.63% YoY in the first quarter of 2014 according to the Central Bank. This represents a slowdown from annual growth of 4.1% in 2013, in keeping with expectations. Retail sales rose 5.2% in March YoY, following a YoY increase of 6% and 5.3% in January and February, respectively. In March and April, because of quickening inflation (3.5% in March), the Chilean Central Bank did not change borrowing costs after a span of four rate cuts in six months.

Cencosud Chile continued to achieve positive results. Supermarket SSS grew at a rate of 1% in the first quarter despite the Easter week calendar effect, and Home Improvement posted a SSS increase of 2.5%.

Argentina

Supermarkets in Argentina continue to outpace the overall economy. Economic activity, a proxy for GDP, grew 1.4% in January, 1.3% in February, and then contracted -0.9% in March YoY, according to the National Statistics and Census Institute in Buenos Aires. Supermarket and shopping center sales performed strongly at the beginning of 2014. In January and February, nominal supermarket sales grew 35.2% and 30.5%, respectively, YoY. Shopping Center sales increased 42.1% in January and 30.3% in February YoY.

However, consumer confidence fell sharply at the beginning of the year, with a slight rebound in March. Consumer prices rose 7.1% through the first two months of 2014, before slowing in March. In that month, prices increased 2.6%, which was below most forecasts.

cencosud www.cencosud.com

Cencosud’s results were in line with the strong performance of supermarket and shopping center sales, as SSS grew 26.8% in 1Q14. In the case of Home Improvement SSS grew 29.3% driven by a 37.6% increase in SS average ticket nominal. Cencosud’s results were affected by higher inflation as a result of the Argentine peso devaluation.

Brazil

January and February saw YoY growth rates of 6.4% and 8.7% respectively in retail sales, although sales unexpectedly declined -1.1% YoY in March, according to the Brazilian Institute of Geography and Statistics. Inflation has reached the upper limit of the central bank’s target and higher borrowing costs (after nine consecutive Selic rate increases) have impacted consumer confidence.

Brazil’s consumer confidence declined further in the quarter. The index decreased -1.6% from January to March, according to the Getulio Vargas Foundation. In February, at 107.1 points, it fell to its lowest level in more than four and a half years. This marked a continuation of the downward trend at the end of 2013 as the index fell -2.1% from December to January. Unemployment continued to rise, reaching 5% in March after finishing December at 4.3%.

Reflective of the uncertain economic environment, Cencosud’s supermarket SSS grew 1.1% in the quarter.

Peru

For the year, Peru’s GDP is expected to expand between 5.5% & 6%, according to Peru’s Finance Minister Miguel Castilla. Economic Activity, a proxy for GDP, grew 4% in January, 5.4% in February, and 4.9% in March YoY according to the National Institute of Statistics and Information (INEI). Activity in the retail sector at the start of the year was in line with this trend, with YoY growth in retail sales of 4.68% in January, 5.26% in February, and 5.6% in March according to the INEI.

Cencosud’s results are indicative of this trend, bouncing back from a modest 4Q13 YoY increase to post 3.7% growth in SSS in the first quarter, with a 4.8% rise in SS average ticket.

Colombia

Retail sales rose 8.3% YoY in March, 6.7% YoY in February and 6.5% YoY in January, according to a report from Colombia’s National Statistics Administration. However, unemployment rose to 11.1% in January, spiking from 8.4% in December, although it then declined to 9.7% in March. Consumer Confidence fell during the quarter, with the Index going from 26.6 points in January to 17.5 points in March, according to the Fedesarrollo in Bogota.

Cencosud Colombia’s SSS declined 6.6% in the quarter, an incremental improvement over results from the fourth quarter.

cencosud | www.cencosud.com

Financial Results

All figures are in Chilean pesos (CLP), except as otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between 1Q14 and 1Q13.

The exchange rates at the end of March 2014 and March 2013, and the variations between 1Q14 and 1Q13 were:

Exchange Rate	03/31/2014	03/31/2013	% change March 2014 vs. March 2013
CLP / USD	551,2	472,0	16,8%
CLP / AR$	68,9	92,2	-25,3%
CLP / Colombian	0,28	0,26	7,7%
CLP / Peruvian Nuevo Sol	196,3	182,4	7,6%
CLP / Brazilian Real	244,4	233,9	4,5%

Overview 1Q14


Revenues (in CLP MM)
2.468.439
2.538.156
2.508.008
2.501.304
2.863.289
1Q13 1Q14 2Q13 2Q14 3Q13 3Q14 4Q13 4Q14


Adjusted EBITDA (in CLP MM)
152.848
177.048
159.355
163.509
252.652
1Q13 1Q14 2Q13 2Q14 3Q13 3Q14 4Q13 4Q14

Figures in local currency	1Q 2014	1Q 2013	Change (%)
Revenues (M$ CLP)	2.538.156	2.468.439	2,8%
Chile (M$ CLP)	944.015	923.794	2,2%
Brazil (BRL)	2.251.960	2.148.688	4,8%
Argentina (ARS)	8.354.134	6.438.999	29,7%
Peru (PEN)	1.084.853	1.016.002	6,8%
Colombia (COP)	898.709.854	920.055.601	-2,3%
Operating Results (MM$ CLP)	134.524	114.664	17,3%
Net Income (MM$ CLP)	35.793	20.063	78,4%
Stores	1.144	1.102	3,8%
Selling Space (m^2)	4.245.731	4.058.980	4,6%
Employees (full time-basis)	148.504	153.898	-3,5%
Chile	58.771	63.283	-7,1%
Brazil	33.959	34.811	-2,4%
Argentina	26.899	28.114	-4,3%
Peru	15.270	15.189	0,5%
Colombia	13.605	12.501	8,8%

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cencosud | www.cencosud.com

Consolidated Performance

Revenues[6]

CLP MM as of March 31st	First Quarter		
	2014	2013	Δ %
Supermarkets	1.906.210	1.862.227	2,4%
Home Improvement	292.282	279.240	4,7%
Department Stores	214.068	205.542	4,1%
Shopping Centers	48.506	45.485	6,6%
Financial Services	73.537	71.808	2,4%
Others	3.552	4.137	-14,1%
REVENUES	**2.538.156**	**2.468.439**	**2,8%**

Consolidated revenues were CLP 2,538 billion in the first quarter of 2014, compared with CLP 2,468 billion in the first quarter of 2013, an increase of 2.8% or CLP 69,717 million. This increase was driven by higher revenues from all five business units, most notably Supermarkets (CLP 43,983 million), Home Improvement (CLP 13,042 million) and Department Stores (CLP 8,525 million). Revenue growth in 1Q14 reflects positive SSS across every country with the exception of Colombia, in addition to the reduction in organic capex, and the calendar effect of Easter Week, which occurred in the first quarter 2013 and in the second quarter in 2014.

- Supermarket revenue increased 2.4%, or CLP 43,983 million, in 1Q14, reaching CLP 1,906 billion. This was driven by higher revenues in Brazil (CLP 18,328 million, up 3.6%), Peru (CLP 15,664 million, up 8.8%) and Chile (CLP 14,841 million, up 2.8%), partially offset by lower revenues from Argentina as a result of the depreciation of the currency against the Chilean peso (25.3% YoY). The Argentine operation increased revenue by 29.7%, measured in local currency, but when converted to Chilean pesos, revenues decreased by 1% (CLP 4,255 million). Sales in all countries were also affected by a calendar effect, due to the Easter Holiday taking place in the first quarter in 2013 and in the second quarter in 2014. The Company had 28 net openings in the region since March 2013 and positive SSS across all markets except Colombia.
- Home Improvement revenues increased 4.7%, or CLP 13,042 million, reaching CLP 292 billion in 1Q14. Cencosud saw stronger sales across all countries, mainly due to a 2.5% and 29.3% increase in SSS in Chile and Argentina, respectively and the net opening of 7 stores in the region. In the case of Argentina, the increase in SSS offset the negative effect of 25.3% currency depreciation. In the case of Colombia, the 49% increase in sales was driven by the opening of 5 new stores which was partially offset by a decrease of 6.4% in SSS when compared to March 2013. Nevertheless, SSS were positive in the final month of the quarter.
- Department Store revenues totaled CLP 214 billion, up 4.1%, or CLP 8,525 million, YoY, driven by the growth of Paris in Peru, which has opened 5 new stores since 1Q13, adding CLP 6,588 million of sales.
- Shopping Center revenues expanded 6.6%, or CLP 3,021 million, YoY in 1Q14, reaching CLP 48,506 million, driven by a 10% increase in Chile (CLP 2,577 million) and a 10% increase in Peru (CLP 352

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[6] Revenue from the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru´s and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and it is now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (except Home Improvement), and it is now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant a decrease of CLP 1,424 million in the Peruvian supermarket revenue, a CLP 467 million decrease in "Others" and a CLP 1,155 million decrease in Colombia's Financial Services. All three decreases were offset by the consequent increase of CLP 1,124 million in Colombian supermarket revenue and CLP 31 million of Colombia´s Shopping Centers revenue.

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cencosud | www.cencosud.com

million). Additionally, Cencosud's revenues in Argentina rose 2% (CLP 221 million) despite currency depreciation. The increase in Chile is related to increased occupancy rates and higher variable income due to higher sales from Costanera Center. Additionally, the increase is related to the expiration of some rent discounts in Costanera and Alto Las Condes. The increase in Peru reflects the opening of the Arequipa Center with the inauguration of a Paris store.

- Financial Services revenues increased 2.4%, or CLP 1,729 million, YoY, to CLP 74 billion. This reflected a revenue increase of 92% from the Peruvian operation (CLP 4,282 million) as a result of the portfolio's growth since 1Q13. Additionally, Cencosud posted a 17% increase in Argentina (CLP 1,839 million) despite the 25.3% currency depreciation and a 50% increase in Colombia (CLP 634 million). These effects were partially offset by lower revenues from Chile (CLP 4,333 million) as a result of lower revenue from fees.

Gross Margin[7]

Gross margin remained stable in 1Q14 (27,9%) reflecting better margins in Shopping Centers, Home Improvement and Financial Service divisions, offset by lower margins in the Supermarket and Department Store divisions.

CLP MM as of March 31st	First Quarter		
	2014	2013	Δ %
Supermarkets	452.976	454.483	-0,3%
Home Improvement	103.658	90.161	15,0%
Department Stores	53.327	55.517	-3,9%
Shopping Centers	43.898	39.331	11,6%
Financial Services	50.466	45.896	10,0%
Others	3.148	3.591	-12,3%
GROSS PROFIT	**707.474**	**688.979**	**2,7%**
Gross Margin (%)	*27,9%*	*27,9%*	

- Supermarket gross margin decreased from 24.4% in 1Q13 to 23.8% in 1Q14, as a result of a lower gross margin in Brazil (reduced from 22.2% in 1Q13 to 19.9% in 1Q14). Gross margin in Brazil was affected by higher promotional activity, as a result of the first Anniversary Sale of Cencosud in all chains within the country. Excluding the Brazilian operation, gross margin remained stable at 25.2%, reflecting improved performance in Argentina, which increased from 29.9% in 1Q13 to 31.1% in 1Q14, offset by lower margins from Chile, Peru and Colombia, which went from 24.6%, 23.1% and 19.8% to 24.2%, 22.1% and 19.5%, respectively. In Chile and Peru, lower margins are a result of a higher promotional activity as a result of an increased competitive environment.
- Home Improvement gross margin rose from 32.3% in 1Q13 to 35.5% in 1Q14. Gross margin rose from 36.8% in 1Q13 to 42.6% in 1Q14 in Argentina, from 26.8% to 27.1% in Chile and from 25.0% to 26.7% in Colombia. Better margins from Argentina are as a result of a more flexible price control environment. In Chile, the improvement is related to a higher contribution from the retail area which has a better margin than the wholesale business. Higher margins in Colombia are related to improved economies of scale, following the opening of five new stores in 2H13.

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[7] Gross Profit from the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru´s and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and it is now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (except Home Improvement), and it is now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant a decrease of CLP 1,646 million in the Peruvian supermarket gross profit, a CLP 206 million decrease in Peruvian Department Stores, and a CLP 162 million decrease in "Others". All decreases offset by a CLP 1,151 million increase in the Peruvian Financial Service division. Additionally, in Colombia there was an increase of CLP 766 million in supermarket gross profit and CLP 389 million of Colombia´s Shopping Center division, offset by a CLP 1,155 million decrease in Financial Services.

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cencosud | www.cencosud.com

- Department Stores gross margin decreased from 27.0% in 1Q13 to 24.9% in 1Q14, as a result of lower gross margins in the Chilean operations, mainly due to the depreciation of the Chilean peso against the US dollar and a more competitive environment. This decrease is also explained by a low gross margin from Peru, which reached 7.4% in 1Q14 explained by higher obsolescence provisions[8] in 1Q14 and as a result of improved economies of scale, following the opening of five new stores since 1Q13. In Peru, Cencosud has an external supplier for logistics, which charges a fixed amount regardless the number of stores that has been opened.
- Shopping Centers gross margin increased to 90.5% from 86.5% in 1Q13, mainly due to an improved performance across all real estate operations. In the case of Chile, gross margin increased from 91.0% in 1Q13 to 94.6% in 1Q14 as a result of continuing growth of Costanera Center as well as positive performance in most of our Shopping Centers. In Argentina, gross margin increased from 79.2% in 1Q13 to 79.9% in 1Q14, reflecting improved sales in Shopping Centers. In Colombia, gross margin increased from 96.5% in 1Q13 to 97.2% compared to the same period in 2014, due to higher occupancy rates.
- Financial Services gross margin rose from 63.9% in 1Q13 to 68.6% in 1Q14, reflecting higher margins in Chile and Peru, which increased to 94.6% and 98.3% in 1Q14 from 91.0% and 77.4% in 1Q13, respectively. These improvements are mainly due to lower funding costs and lower risk in the region, resulting in lower provisions.

Selling, General and Administrative Expenses (SG&A)[9]

CLP MM as of March 31st	First Quarter		
	2014	2013	Δ %
Supermarkets	-384.759	-382.958	0,5%
Home Improvement	-71.544	-69.351	3,2%
Department Stores	-58.677	-57.797	1,5%
Shopping Centers	-8.223	-8.728	-5,8%
Financial Services	-19.420	-44.319	-56,2%
Others	-32.378	-34.396	-5,9%
SG&A EXPENSES	**-575.001**	**-597.549**	**-3,8%**
SG&A Margin (%)	***-22,7%***	***-24,2%***	

SG&A expenses in 1Q14 were CLP 575,001 million, a 3.8% decrease YoY. The SG&A margin also was 22.7% in 1Q14, compared with 24.2% in 1Q13. This decrease was partly due to successful expense control efforts, including a 3.5% decrease in headcount. The decrease was also due to a high base of comparison, as the 1Q13 SG&A figure included the CLP 20,000 million provision in the Chilean Financial Services business.

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[8] The obsolescence provision is a provision seeking to have a better inventory rotation as products reduce their duration in stock.

[9] SG&A from the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru´s and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and it is now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (except Home Improvement), and it is now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant, in Peru, a decrease of CLP 990 million in supermarket's SG&A, a CLP 643 million decrease in Department Store's SG&A, a CLP 617 million decrease in Shopping Center's SG&A and a CLP 424 million decrease in Financial Services' SG&A. All decreases were offset by a CLP 2,674 million increase in the Peruvian "Others" division. Additionally, in Colombia there was a decrease of CLP 7,003 million in supermarket's SG&A and CLP 106 million in Colombia´s Shopping Center division, offset by a CLP 7,110 million increase in Colombia's "Other" segment.

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Operating Income[10]

CLP MM as of March 31st	First Quarter		
	2014	2013	Δ %
Supermarkets	70.242	74.595	-5,8%
Home Improvement	32.169	20.851	54,3%
Department Stores	-3.807	-2.244	69,6%
Shopping Centers	42.443	44.310	-4,2%
Financial Services	31.146	1.592	1856,8%
Others	-37.670	-24.439	54,1%
OPERATING INCOME	**134.524**	**114.664**	**17,3%**
Operating Margin (%)	*5,3%*	*4,6%*	

Operating income in 1Q14 was CLP 134,524 million, a 17.3% increase YoY. Excluding income from revaluation of assets, the fair value of derivatives and the 1Q13 CLP 20,000 million provision, Cencosud's operating income rose 12.9% in 1Q14 and operating margin rose from 4.7% in 1Q13 to 5.3% in 1Q14. This was largely due to an increase in the Financial Services and Home Improvement divisions and the low base of comparison due to the CLP 20,000 million provision, partially offset by a decrease in the Supermarket division in Brazil and Colombia.

- Supermarket operating income was CLP 70,242 million in 1Q14, compared with CLP 74,595 million in 1Q13, a 5.8% decrease YoY. This was the result of lower operating income from Brazil and Colombia, partially offset by a higher contribution from Argentina, Chile and Peru. Weaker performance from Brazil is related to the Anniversary Sale and the calendar effect of Easter Holiday. In the case of Colombia, lower operating income is related to higher SG&A expenses as a percentage of sales, as the Company is increasing advertising expenses for brand awareness and promotional activities. Argentina's better results reflect an improved commercial strategy and a more flexible price environment. Better performance from Chile is the result of the ongoing initiative to control costs and transform the Santa Isabel chain into a more self-service oriented supermarket. In the case of Peru, higher operating income is the result of higher promotional activities and greater dilution of SG&A over sales.
- Home Improvement operating income was CLP 32,169 million in 1Q14, an increase of 54.3% YoY. This was due to stronger results from Argentina, Chile and Colombia. The highlight of the operation was in Argentina, where operating income rose 57.2% when compared to 1Q13 as a result of limited SG&A growth (3.2%). Colombia posted a lower operating loss due to the opening of 5 stores since 1Q13.
- Department Stores posted an operating loss of CLP 3,807 million in 1Q14 compared to the CLP 2,244 million of operating loss in 1Q13. The result reflects the contribution from the Peruvian operation, which posted an operating loss of CLP 815 million with 1 store in 1Q13 and of CLP 2,386 million in 1Q14 with 6 stores. In Chile, operating income was stable, with SG&A falling to CLP 55,791 million in 1Q14 from CLP 57,093 million in 1Q13. In Chile, SG&A margin was 26.9%, compared with 27.8% in 1Q13.

[10] Operating Income from the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru´s and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and it is now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (except Home Improvement), and it is now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant a decrease of CLP 656 million in Peru's supermarket operating income, a CLP 438 million decrease in Peruvian Department Stores operating losses (start-up operation), a CLP 1,480 million increase in Peruvian Shopping Center's operating income and a CLP 1,575 million increase in Financial Services Peru. The aforementioned was offset by a CLP 2,837 million decrease in the Peruvian "Others" division. Additionally, in Colombia there was an increase of CLP 7,769 million in supermarket operating income, and a CLP 496 million increase in Colombia´s Shopping Center division, offset by a CLP 7,110 million decrease in Colombia's "Other" segment.

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- Shopping Center operating income decreased 4.2% YoY to CLP 42,443 million in 1Q14. Excluding the revaluation of assets, operating income increased 16.5% YoY to CLP 35,734 million in 1Q14 from CLP 30,681 million in 1Q13. This reflects higher contribution from Chile, Peru and Argentina.
- Financial Services operating income increased from CLP 1,592 million to CLP 31,146 million in 1Q14, mainly due to a low base of comparison in 1Q13, related to the CLP 20,000 million provision in Financial Services. Operating income in Chile, Peru and Argentina, offset by a decline in Brazilian operating income. The Company was able to reduce provisions after a risk decrease in the region.

Non-Operating Income

CLP MM as of March 31st	First Quarter 2014	2013	Δ %
OPERATING INCOME	134.524	114.664	17,3%
Participation in profit of equity method associates	1.310	1.356	-3,4%
Net Financial Costs	-61.559	-68.395	-10,0%
Income (loss) from foreign exchange variations	-10.644	-2.283	366,3%
Result of indexation units	-11.592	-2.843	307,8%
NON OPERATING INCOME	-82.485	-72.165	14,3%
Income Before Income Taxes	52.039	42.499	22,4%
Income Taxes	-15.527	-22.293	-30,4%
NET INCOME	36.512	20.205	80,7%

In 1Q14, the Company registered a non-operating loss of CLP 82,485 million, compared to a non-operating loss of CLP 72,165 million in 1Q13. This is explained by an increase of CLP 8,361 million in losses from foreign exchange variations and an increase of CLP 8,749 million in losses from indexation units, due to the devaluation of the Chilean peso against the US dollar and due to the effect of inflation in our bonds and bank debt denominated in UF, respectively. Both of these effects were partially offset by lower net financial costs (CLP 6,836 million) associated with a lower level of debt when compared to March 2013.

In 1Q14, Cencosud registered a reduction in its effective tax rate mainly due to:

- In 1Q13 the Company registered CLP 20,000 million in provisions after the ruling of the Supreme Court on the lawsuit filed by SERNAC, which meant higher taxes accrued in 1Q13
- The merger of the Colombian supermarket and home improvement operations. This reduced the tax liability for 2014 related to the minimum presumptive income, which equals 3% of equity.

Net Income

Net income for the quarter rose 80.7% YoY to CLP 36,512 million, primarily due to a higher result before taxes (CLP 9,540 million) combined with a lower tax expense.

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EBITDA and Adjusted EBITDA[11]

By Business Unit

CLP MM as of March 31st	EBITDA 2014	EBITDA 2013	EBITDA Δ %	Adjusted EBITDA 2014	Adjusted EBITDA 2013	Adjusted EBITDA Δ %
Supermarkets	101.783	105.384	-3,4%	101.783	105.384	-3,4%
Home Improvement	36.930	25.609	44,2%	36.930	25.609	44,2%
Department Stores	2.562	3.648	-29,8%	2.562	3.648	-29,8%
Shopping Centers	44.773	46.621	-4,0%	38.063	32.993	15,4%
Financial Services	32.174	2.558	1158,0%	32.174	2.558	1158,0%
Others	-56.700	-25.214	124,9%	-34.464	-20.089	71,6%
EBITDA / Adjusted EBITDA	161.522	158.606	1,8%	177.048	150.103	18,0%
EBITDA / Adjusted EBITDA Margin (%)	*6,4%*	*6,4%*		*7,0%*	*6,1%*	

By Country

CLP MM as of March 31st	EBITDA 1Q14	EBITDA 1Q13	EBITDA Δ %	Adjusted EBITDA 1Q14	Adjusted EBITDA 1Q13	Adjusted EBITDA Δ %
Chile	79.822	81.421	-2,0%	92.575	65.720	40,9%
Argentina	66.374	44.128	50,4%	67.548	45.023	50,0%
Brazil	-1.663	14.528	-111,4%	845	16.511	-94,9%
Peru	10.671	5.175	106,2%	9.805	9.578	2,4%
Colombia	6.318	13.353	-52,7%	6.275	13.271	-52,7%
EBITDA / Adjusted EBITDA	161.522	158.606	1,8%	177.048	150.103	18,0%
EBITDA / Adjusted EBITDA Margin (%)	*6,4%*	*6,4%*		*7,0%*	*6,1%*	

Consolidated EBITDA for the quarter increased 1.8% to CLP 161,522 million, compared to CLP 158,606 million in 1Q13. This was mainly due to higher EBITDA from the Financial Service and Home Improvement divisions, partially offset by lower EBITDA from the corporation and the Supermarket division. Excluding the revaluation of assets, exchange differences, results from indexation units, Adjusted EBITDA increased 18.0% in 1Q14 and adjusted EBITDA margin rose from 6.1% in 1Q13 to 7.0% in 1Q14.

- Supermarket EBITDA was CLP 101,783 million in 1Q14, down 3.4% from CLP 105,384 million in 1Q13. This was the result of a lower contribution from Brazil and Colombia, partially offset by a higher contribution from Argentina, Chile and Peru. Lower results from Brazil are related to higher promotional activity shrinkage. In Colombia, EBITDA fell due to higher SG&A for the positioning of Jumbo and Metro Brands, along with changes in the value proposal. These factors were partially offset by higher results from Argentina, explained by the maturity of stores opened during the last year and a more flexible price environment. In Chile, higher EBITDA is related to a better performance of Santa Isabel due to the focus in increase employee productivity and SG&A control.

---

[11] EBITDA from the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru´s and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and it is now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (except Home Improvement), and it is now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant a decrease of CLP 1,173 million in Peru's supermarket EBITDA, a CLP 445 million decrease in Peruvian Department Stores EBITDA losses (start-up operation), a CLP 1,938 million increase in Peruvian Shopping Center's EBITDA and a CLP 1,606 million increase in Financial Services Peru. The aforementioned was offset by a CLP 2,816 million decrease in the Peruvian "Others" division. Additionally, in Colombia there was an increase of CLP 5,258 million in supermarket's EBITDA, a CLP 112 million increase in Colombia´s Shopping Center division, and a CLP 1,155 million decrease in Financial Services. Variations in Colombia were offset by a CLP 4,214 million decrease in Colombia's "Other" segment. Finally, 1Q13 EBITDA was restated, due to the reclassification from "Other gains (losses)" to "Income Tax" of CLP 2,745 million as of March 2013. FUT disbursements have been classified as "Other gains (losses)" in 2012; this has been rectified and following IFRS rules as "Income Tax".

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- Home Improvement EBITDA reached CLP 36,930 million in 1Q14, a 44.2% increase versus the same period in 2013, driven by a better performance in Argentina (51.2% EBITDA growth vs. 1Q13), Chile (19.8% EBITDA growth vs. 1Q13) and a reduction in the negative EBITDA contribution from Colombia related to the growth of the business during 2013.
- Department Store EBITDA reached CLP 2,562 million in 1Q14, a 29.8% decrease versus the same period in 2013, as a consequence of higher EBITDA losses from Peru, due to higher costs and expenses associated to a 6 store operation in 1Q14 vs. a one store operation in 1Q13. In Chile, EBITDA rose 4.6% versus 1Q13. Chilean EBITDA margin remained stable at 2.2% and Johnson's EBITDA loss was lower than in 1Q13.
- Shopping Center EBITDA fell to CLP 44,773 million in 1Q14, a 4.0% decrease versus the same period in 2013. The decrease was due to a lower revaluation of assets in 1Q14 (CLP 6,709 million) when compared to 1Q13 (CLP 13,628 million). Excluding income from the revaluation of assets, exchange differences and indexation units, consolidated Shopping Centers Adjusted EBITDA reached CLP 38,063 million, a 15.4% increase. This is the result of better results from Chile and Argentina, partially offset by Peru and Colombia.
- Financial Service EBITDA increased to CLP 32,174 million in 1Q14, compared with CLP 2,558 million in 1Q13. This is mainly due to a low base of comparison in 1Q13, as a result of the provision of CLP 20,000 million in Chile. There were also higher contributions from Peru, Argentina and Colombia, partially offset by a lower contribution from Brazil.

Analysis by Business and Country[12]

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE
Square Meters
as of March 31st

	N° of Stores	Selling space	% leased
Chile	189	269.816	66%
Argentina	270	366.565	57%
Peru	74	172.472	51%
Brazil	182	433.113	96%
Colombia	21	4.065	100%
Total	**736**	**1.246.031**	**73%**

HYPERMARKETS SELLING SPACE
Square Meters
as of March 31st

	N° of Stores	Selling space	% leased
Chile	37	279.575	16%
Argentina	19	151.799	11%
Peru	13	89.228	38%
Brazil	39	163.633	74%
Colombia	79	425.618	15%
Total	**187**	**1.109.853**	**45%**

OTHERS SELLING SPACE
Square Meters
as of March 31st

	N° of Stores	Selling space	% leased
Chile			
Argentina			
Peru			
Brazil	153	17.854	92%
Colombia	79	13.692	14%
Total	**232**	**31.546**	**66%**

CHILE – HYPERMARKETS & SUPERMARKETS*

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2014	**1,0%**						
2013	**2,6%**	-0,2%	0,5%	3,3%	1,1%	0,9%	1,6%
2012	**6,6%**	5,0%	5,2%	2,8%	5,8%	5,6%	4,8%
Same Store Tickets							
2014	**-4,1%**						
2013	**-3,6%**	-4,1%	-3,3%	-0,9%	-4,0%	-3,8%	-3,0%
2012	**9,2%**	-2,5%	-1,9%	-4,1%	3,3%	1,5%	0,0%
SS Average Ticket Nominal							
2014	**5,4%**						
2013	**6,4%**	4,0%	3,9%	4,2%	5,4%	4,9%	4,7%
2012	**-2,4%**	7,6%	7,2%	7,3%	2,4%	4,0%	4,8%

ARGENTINA – HYPERMARKETS & SUPERMARKETS

	Q1	Q2	Q3	Q4	6M	9M	12M
2014	**26,8%**						
2013	**15,0%**	14,4%	17,8%	21,5%	14,7%	15,8%	17,3%
2012	**22,3%**	19,2%	17,7%	15,9%	20,6%	19,6%	18,5%
2014	**-4,0%**						
2013	**-5,8%**	-5,7%	-6,3%	-4,9%	-5,7%	-5,9%	-5,7%
2012	**-0,8%**	-0,8%	-1,3%	1,6%	-0,8%	-2,0%	-0,5%
2014	**32,2%**						
2013	**22,1%**	21,3%	25,7%	27,7%	21,7%	23,0%	24,4%
2012	**23,3%**	20,2%	19,3%	14,2%	21,6%	22,0%	19,0%

[12] All SSS are measured in local currency.

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COLOMBIA – HYPERMARKETS & SUPERMARKETS*

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2014	-6,6%						
2013	-7,7%	3,6%	-13,9%	-9,4%	-2,7%	-6,6%	-7,4%
Same Store Tickets							
2014	-10,0%						
2013	-2,4%	-7,8%	-6,1%	-7,0%	-5,1%	-5,5%	-5,9%
SS Average Ticket Nominal							
2014	3,8%						
2013	-5,4%	12,4%	-8,3%	-2,6%	2,6%	-1,2%	-1,6%

PERU – HYPERMARKETS & SUPERMARKETS

	Q1	Q2	Q3	Q4	6M	9M	12M
	3,7%						
	1,0%	2,1%	2,0%	1,0%	1,5%	1,7%	1,5%
	8,6%	4,3%	1,8%	2,8%	6,4%	4,8%	4,2%
	-1,0%						
	-3,7%	-4,4%	-2,9%	-2,9%	-4,1%	-3,7%	-4,4%
	1,5%	0,2%	-1,2%	-1,2%	0,8%	0,1%	0,2%
	4,8%						
	4,9%	6,9%	5,0%	5,0%	5,8%	5,6%	6,2%
	7,0%	4,1%	3,1%	2,0%	5,5%	4,7%	4,0%

BRAZIL – HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2014	1,1%						
2013	2,3%	0,0%	-0,6%	-3,3%	1,1%	0,0%	-0,5%
2012	2,6%	1,7%	-2,8%	0,5%	2,2%	0,5%	0,5%
Same Store Tickets							
2014	-12,9%						
2013	-7,7%	-9,1%	-8,9%	-12,7%	-8,4%	0,0%	-9,6%
2012	-3,1%	-4,4%	-6,1%	-5,2%	-3,7%	-4,5%	-4,7%
SS Average Ticket Nominal							
2014	16,1%						
2013	10,9%	10,0%	9,0%	10,0%	10,4%	0,0%	10,0%
2012	5,9%	6,4%	3,6%	6,0%	6,1%	5,2%	5,4%

** SSS since 1Q13 includes Prezunic*

Home Improvement Stores

HOME IMPROVEMENT SELLING SPACE

Square Meters

as of March 31

	N° of Stores	Selling space	% leased
Chile Easy	32	307.853	3%
Argentina Easy	40	359.851	20%
Argentina Blaisten	8	13.639	25%
Colombia Easy	9	75.732	33%
Total	**89**	**757.074**	

CHILE – HOME IMPROVEMENT*

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2014	2,5%						
2013	7,2%	4,1%	5,9%	7,1%	5,7%	5,7%	6,1%
2012	3,1%	7,8%	8,6%	6,2%	5,3%	6,4%	6,3%
Same Store Tickets							
2014	1,6%						
2013	0,5%	0,9%	1,2%	5,2%	0,7%	0,9%	2,1%
2012	0,9%	-0,1%	1,6%	-2,3%	0,4%	0,8%	0,0%
SS Average Ticket Nominal							
2014	0,9%						
2013	6,6%	3,1%	4,6%	1,8%	4,9%	4,8%	4,0%
2012	2,1%	7,9%	6,9%	8,7%	4,9%	5,5%	6,4%

ARGENTINA – HOME IMPROVEMENT

	Q1	Q2	Q3	Q4	6M	9M	12M
	29,3%						
	25,3%	30,9%	24,8%	38,6%	28,1%	26,9%	30,3%
	30,0%	31,0%	28,3%	19,5%	30,5%	29,7%	26,6%
	-6,1%						
	-3,9%	-1,8%	-5,9%	4,0%	-2,9%	-3,9%	-1,9%
	2,8%	4,4%	-0,5%	-8,7%	3,6%	2,2%	-8,6%
	37,6%						
	30,3%	33,4%	32,7%	33,3%	31,9%	32,1%	32,9%
	27,0%	25,5%	29,0%	30,8%	26,0%	27,0%	38,5%

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COLOMBIA – HOME IMPROVEMENT

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2014	-6,4%						
2013	-3,4%	0,5%	4,7%	-0,5%	-1,5%	0,6%	0,3%
2012	11,2%	5,3%	10,2%	-7,6%	8,3%	8,9%	4,1%
Same Store Tickets							
2014	0,6%						
2013	-0,7%	-1,7%	-1,3%	-3,9%	-1,2%	-1,2%	-2,0%
2012	5,9%	2,3%	3,9%	-6,6%	4,1%	4,0%	1,0%
SS Average Ticket Nominal							
2014	-7,0%						
2013	-2,7%	2,2%	6,1%	3,5%	-0,3%	1,8%	2,3%
2012	5,0%	3,0%	6,0%	-1,0%	4,0%	4,7%	3,1%

Department Stores

DEPARTMENT STORE SELLING SPACE
Square Meters
as of March 31

	N° of Stores	Selling space	% leased
Chile Paris	40	261.799	65%
Chile Johnson	38	112.254	82%
Peru Paris	6	31.990	83%
Total	84	406.043	

CHILE – DEPARTMENT STORES

Same Store Sales Nominal	Q1	Q2	Q3	Q4	6M	9M	12M
2014	0,6%						
2013	4,9%	2,9%	3,3%	6,8%	3,8%	3,7%	4,7%
2012	9,4%	5,5%	5,2%	2,7%	7,3%	6,6%	5,3%
Same Store Tickets							
2014	2,4%						
2013	4,1%	6,5%	4,1%	7,3%	5,2%	4,8%	5,7%
2012	3,3%	-0,6%	-0,1%	0,1%	1,4%	0,9%	0,6%
SS Average Ticket Nominal							
2014	-1,8%						
2013	0,8%	-3,4%	-0,8%	-0,5%	-1,3%	-1,1%	-0,9%
2012	5,7%	6,2%	5,3%	2,6%	5,9%	5,6%	4,7%

*** SSS excludes Umbrale & Foster. Includes Johnson since 1Q13*

Shopping Centers[13]

SHOPPING CENTERS LEASED AREA
Square Meters
1Q 2014

CHILE	N°	GLA Third parties	GLA Related parties	GLA total
Mega Center	1	99.774	34.864	134.638
Regional	1	74.559	43.362	117.920
Neighborhood	9	218.889	261.036	479.925

SHOPPING CENTERS LEASED AREA
Square Meters
1Q 2013

CHILE	N°	GLA Third parties	GLA Related parties	GLA total
Mega Center	1	99.774	34.864	134.638
Regional	1	74.559	43.362	117.920
Neighborhood	9	218.889	261.036	479.925

[13] Mega Center: shopping centers over 100,000 m2 of Gross Leasable Area (GLA) of mixed usage. They contain anchor stores, other stores, medical center, offices and a hotel. Regional: shopping centers of up to 100,000 m2 of GLA with impact over multiple geographic areas, with anchor stores, other stores and a medical center. Neighborhood: shopping centers of up to 70,000 m2 of GLA with areas of influence on nearby communities, with anchor stores, other stores and a medical center in some cases. Factory: shopping centers with brands discounts. Power Centers: shopping centers of up to 35,000 m2 of GLA including a maximum of two anchor stores and a small number of other stores. Strip Centers: shopping centers of up to 10,000 m2 composed by 1 anchor store of maximum 5,000 m2, plus a reduced number of other stores.

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Power Center	14	19.197	333.466	352.663
Total	25	412.418	672.728	1.085.146

Power Center	14	19.197	333.466	352.663
Total	25	412.418	672.728	1.085.146

ARGENTINA	N°	GLA Third parties	GLA Related parties	GLA total
Regional	1	72.376	23.723	96.098
Neighborhood	10	130.478	259.593	390.071
Factory	3	30.637	81.642	112.278
Power Center	3	7.443	58.125	65.568
Strip Center	1	477	4.180	4.657
Total	18	241.410	427.263	668.673

ARGENTINA	N°	GLA Third parties	GLA Related parties	GLA total
Regional	1	72.376	23.723	96.098
Neighborhood	10	130.478	259.593	390.071
Factory	3	30.637	81.642	112.278
Power Center	3	7.443	58.125	65.568
Strip Center	1	477	4.180	4.657
Total	18	241.410	427.263	668.673

PERU	N°	GLA Third parties	GLA Related parties	GLA total
Regional	1	40.277	13.024	53.301
Neighborhood	1	17.085	12.579	29.664
Strip Center	1	1.026	4.728	5.754
Total	3	58.388	30.331	88.719

PERU	N°	GLA Third parties	GLA Related parties	GLA total
Regional	1	40.277	13.024	53.301
Neighborhood	0			
Strip Center	1	1.026	4.728	5.754
Total	2	41.303	17.752	59.055

COLOMBIA	N°	GLA Third parties	GLA Related parties	GLA total
Neighborhood	2	14.514	19.580	34.094
Total	2	14.514	19.580	34.094

COLOMBIA	N°	GLA Third parties	GLA Related parties	GLA total
Neighborhood	2	14.514	19.580	34.094
Total	2	14.514	19.580	34.094

OCCUPANCY RATES	1Q14	1Q13
ARGENTINA		
Occupancy rate (%)	94.6%	96.4%
Total selling space (m²)	241.441	240.430
Occupied selling space (m²)	228.425	231.876
CHILE		
Occupancy rate (%)	96.5%	94.5%
Total selling space (m²)	357.820	354.622
Occupied selling space (m²)	345.448	335.217
PERU		
Occupancy rate (%)	90.0%	99.0%
Total selling space (m²)	58.294	41.186
Occupied selling space (m²)	52.552	40.640
COLOMBIA		
Occupancy rate (%)	30.4%	30.9%
Total selling space (m²)	14.449	14.449
Occupied selling space (m²)	4.389	4.464

Financial Services

Chile

FINANCIAL RETAIL OPERATION

Credit Card Loan Portfolio (MM $)[14,15]

	Q1	Q2	Q3	Q4
2014	421.858			
2013	429.526	412.007	377.065	443.888
2012	418.316	414.216	408.115	447.401

BANCO PARIS OPERATION

Bank Loan Portfolio (MM $)[16]

	Q1	Q2	Q3	Q4
2014	150.619			
2013	133.644	138.651	141.664	144.937
2012	135.174	134.105	128.424	130.688

[14] The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 118,126 million of the portfolio sold to Banco Paris as of march, 2014.

[15] Figures in Chile do not include Johnson's portfolio.

[16] The Bank's loan portfolio excludes the purchase of the portfolio to the credit card operations.

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Credit Card Provisions / Loans[17]

	Q1	Q2	Q3	Q4
2014	6,0%			
2013	7,9%	8,4%	7,8%	6,5%
2012	7,6%	7,9%	8,0%	6,9%

Credit Card Average loan per customer (CLP)

	Q1	Q2	Q3	Q4
2014	299.130			
2013	278.311	276.755	274.507	300.436
2012	260.853	257.918	256.281	274.998

Credit Card Write-Offs Net / Loans[18]

	Q1	Q2	Q3	Q4
2014	7,2%			
2013	10,1%	9,6%	9,8%	9,4%
2012	12,9%	12,2%	12,9%	12,4%

Credit Card Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2014	7.641			
2013	10.921	20.503	30.440	38.816
2012	13.720	25.677	40.391	51.822

Bank Provisions / Loans

	Q1	Q2	Q3	Q4
2014	7,1%			
2013	7,1%	7,0%	6,8%	7,1%
2012	6,3%	6,3%	6,6%	6,9%

Bank Average loan per customer ($)

	Q1	Q2	Q3	Q4
2014	943.644			
2013	995.047	973.278	946.048	944.182
2012	1.136.057	1.116.993	1.065.828	1.029.487

Bank Write-Offs Net / Loans

	Q1	Q2	Q3	Q4
2014	2,0%			
2013	2,9%	2,5%	2,1%	1,9%
2012	4,0%	3,7%	3,5%	3,4%

Bank Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2014	728			
2013	977	1.684	2.109	2.567
2012	1.357	2.478	3.518	4.472

Credit Card Duration (days)

	Q1	Q2	Q3	Q4
2014	134			
2013	128	128	132	132
2012	148	144	136	128

Monthly statements of account issued in Chile (thousands) (Credit card)

	Q1	Q2	Q3	Q4
2014	1.563			
2013	1.698	1.639	1.611	1.597
2012	1.759	1.719	1.724	1.717

CHILE - % Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hypermarkets	2014	17,1%			
	2013	17,3%	17,2%	17,2%	18,5%
	2012	18,0%	18,7%	18,5%	19,0%
Supermarkets	2014	6,3%			
	2013	7,4%	6,8%	6,5%	6,8%
	2012	7,5%	7,8%	8,4%	8,5%
Department Stores	2014	42,4%			
	2013	44,5%	47,3%	46,4%	45,7%
	2012	46,9%	50,0%	50,0%	51,0%
Home Improvement	2014	20,2%			
	2013	19,9%	19,9%	19,7%	22,2%
	2012	19,6%	19,2%	19,3%	21,3%

Argentina[19]

Credit Card Loan Portfolio (M $)

	Q1	Q2	Q3	Q4
2014	2.109.655			
2013	1.405.060	1.498.750	1.715.248	2.100.734
2012	1.041.734	1.065.452	1.127.285	1.322.401

[17] The ratio Provisions / Loan does not include CLP 6,930 million and CLP 1,922 million of anti-cyclical provisions registered in March for CAT and Banco Paris respectively, which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment.

[18] Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.

[19] On December 2011 Cencosud began writing off all loans with more than 180 days of delinquency.

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Credit Card Provisions / Loans[20]

	Q1	Q2	Q3	Q4
2014	3,5%			
2013	5,4%	4,9%	3,4%	2,7%
2012	6,9%	6,0%	6,0%	6,3%

% Sales With Credit Cards Over Total Sales

Supermarkets	Q1	Q2	Q3	Q4
2013	9,2%	10,3%	10,5%	10,0%
2012	7,9%	8,7%	8,7%	10,0%
2011	6,8%	7,3%	7,9%	9,1%
Home Improvement	**Q1**	**Q2**	**Q3**	**Q4**
2013	18,5%	19,1%	20,4%	21,4%
2012	16,0%	17,1%	16,5%	19,1%
2011	14,9%	15,0%	15,3%	18,2%

Peru[21]

Credit Card Loan Portfolio (M Soles)

	Q1	Q2	Q3	Q4
2014	332.473			
2013	194.264	216.891	259.098	**304.153**
2012	116.795	131.929	145.256	**179.113**

Credit Card Provisions / Loans[22]

	Q1	Q2	Q3	Q4
2014	5,8%			
2013	14,5%	15,2%	10,3%	**5,7%**
2012	11,5%	15,5%	13,6%	**13,9%**

% Sales With Credit Cards Over Total Sales

Supermarkets	Q1	Q2	Q3	Q4
2014	9,6%			
2013	8,9%	10,1%	10,0%	**9,5%**
2012	7,6%	8,6%	8,3%	**8,5%**

% Sales With Credit Cards Over Total Sales

Department Stores	Q1	Q2	Q3	Q4
2014	36,9%			

[20] The ratio Provisions / Loan does not include Soles $3,991 million of anti-cyclical provisions registered in March, which is in accordance with the best practices of the banking industry, and in line with Basel III regulations to anticipate future changes in the macroeconomic environment.

[21] Starting from March 2014 Cencosud began writing off all loans with more than 120 days of delinquency.

[22] The ratio Provisions / Loan does not include ARS $12,7 million of anti-cyclical provisions registered in March, which is in accordance with best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment.

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Brazil

Credit Card Loan Portfolio (M Reales)

Q1 Q2 Q3 Q4

2014 504.743

2013 449.138 457.827 445.522 498.153

2012 425.992 432.652 411.920 454.243

Credit Card Provisions / Loans

Q1 Q2 Q3 Q4

2014 5,8%

2013 6,1% 7,2% 7,1% 6,0%

2012 6,4% 7,1% 6,9% 5,8%

% Sales With Credit Cards Over Total Sales

Supermarkets Q1 Q2 Q3 Q4

2014 42,4%

2013 41,7% 43,5% 44,1% 45,1%

2012 41,1% 42,3% 42,2% 44,7%

Colombia

Credit Card Loan Portfolio (MM $)

Q1 Q2 Q3 Q4

2014 594.024

% Sales With Credit Cards Over Total Sales

Supermarkets Q1 Q2 Q3 Q4

2014 10,7%

% Sales With Credit Cards Over Total Sales

Home Improvement Q1 Q2 Q3 Q4

2014 4,6%

Capex

Cencosud’s capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 1Q14 was CLP 51,418 million, compared to CLP 97,493 million in 1Q13in keeping with Cencosud’s strategy of focusing on deleveraging and increasing profitability in 2014.

Store Openings

In 1Q14, the Company had 2 net openings. In Chile, Cencosud opened 2 Santa Isabel supermarkets, one on February 27th with 1,536 m2 of selling space and a second one in March 27th with 1,619 m2 of selling space. Additionally Cencosud opened one Johnson store in Talcahuano, which added 2,162 m2 of selling space. In Argentina, the Company closed one Disco store with a reduction of 807 m2. In Peru, Cencosud opened one Metro store of 1,671 m2 and closed one Metro with 4,940 m2. The Company performed a new footage of the stores’ selling space and 11 were updated, adding a total of 5,609 m2 . In Colombia, Cencosud opened one new Jumbo store, adding 3,109 m2 of selling space, and closed one Metro store of 1,895 m2.

At the end of March 2014, Cencosud operated 1,096 stores and 48 shopping centers. The total increase in selling area in 1Q14 versus 1Q13 was 169,935 m2 , or 4.2%, after taking into account the remodeling of retail stores and shopping centers.

Balance Sheet Summary

Total assets were CLP 10,194 billion, an increase of CLP 129 billion compared to December 31, 2013. This is mainly due to a CLP 191 billion increase in non-current assets, partially offset by a decrease in current assets by CLP 62 billion. The increase in non-current assets was driven by an increase of CLP 89 billion in Goodwill, CLP 44 billion in other financial assets, non-current, and CLP 38 billion in deferred income tax assets. The decrease in current assets was the result of lower trade receivables and other receivables by CLP 80 billion and other financial assets, current by CLP 37 billion.

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decrease in current assets was the result of lower *trade receivables and other receivables* by CLP 80 billion and *other financial assets, current* by CLP 37 billion.

Total liabilities remained stable at CLP 5,839 billion, as a result of a CLP 396 billion reduction in current liabilities and a CLP 431 billion increase in non-current liabilities following the refinancing of debt totaling USD 770 million in the first quarter 2014. Cencosud entered into new credit facilities with 10 major banks, with maturities in 2017-2021. These liabilities were previously scheduled to come due in 2014 and 2015. Following the refinancing, Cencosud's expected debt service payments in 2014 and 2015 are reduced by approximately USD 650 million and USD 120 million, respectively.

Debt Amortization Schedule (USD million)


1.400
1.200
1.000
800
600
400
200
-
528 253 269 508 316 330 73 827 71 1.272 89 106 107 91 247 44 16 98
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031

Indebtedness

Historically the main financing sources for the company have been domestic and international capital markets, both debt and equity and bank loans. As of March 31, 2014, financial liabilities (not considering liabilities form Cencosud's banking activities) reached CLP 2.966.179 million, an increase of 8% compared to December 31, 2013.

As of March 31, 2014, net financial debt, (not considering Cencosud's banking activities) was CLP 2.671.059 million up from CLP 2.457.125 million as of December 31, 2013.

Financial Ratios[23]

(in times)	March 14	Dec-13
Financial debt / Ebitda	3.58	3.40
Financial Expense Ratio	3.21	3.02
Financial Debt / Equity	0.62	0.58
Total Liabilities / Equity	1.30	1.32
Current Assets / Current Liabilities	0.90	0.82

Please note:

- These financial ratios do not necessarily represent financial covenants associated to debt contracts and Bonds, and these are displayed for information purposes only.

[23] The financial indicators set out do not mean they are 100% associated to financial covenants of our debt agreements and bonds. According to our debt agreements the company does not consider assets and liabilities of the banking operations.

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- The ratios shown above do not include the assets and liabilities of Cencosud banking activities; therefore the assets and liabilities from banking activities are not considered in the Company's financial covenants.

The Company's liquidity measured by the current ratio improved from a 0.82 times as of December 31, 2013 to 0.90 times as of March 31, 2014, with an acid test of 0.47 times as of March 31, 2014

Interest rate risk

As of March 31, 2014, including the cross currency swaps, 50% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 95% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company's hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company's debt is denominated in Chilean pesos. As of March 31, 2014, roughly 43% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 70% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the company consists in covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. With respect to the latter, considering the effect of exchange rate hedging (Cross Currency Swaps), the Company's exposure to the US dollar was 13% of the total debt of the Company as of March 31, 2014.


Debt Breakdown by Currency
(Includes CCS)
$
uf
USD
R$
S/.
ARS
COL
4%
0%
5%
6%
13%
47%
25%


Debt Breakdown by Interest Rate
(Includes CCS)
Variable
Fixed
32%
68%

Cash Flow Summary

as of March 31 2014	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	-52.739	2.537	-10.771	-60.973
Shopping Centers	24.389	-10.651	-14.817	-1.079
Home Improvement	25.602	-5.487	-23.179	-3.064
Department Stores	8.851	-3.000	12.401	18.252
Financial Service	-50.819	-313	55.090	3.958
Others	-31.216	-1.071	87.089	54.801
Consolidated	-75.934	-17.984	105.813	11.895

as of March 31 2013 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	6.895	-77.477	9.795	-60.787
Shopping Centers	19.962	-17.591	-5.009	-2.637
Home Improvement	1.637	-3.980	-2.318	-4.661
Department Stores	10.065	-4.516	-21.345	-15.796
Financial Service	-28.424	-14.581	27.678	-15.327

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Others -19.241 11.456 9.118 1.333

Consolidated -9.105 -106.688 17.919 -97.875

Cash Flow for the three months ended March 31, 2014 compared to the three months ended March 31, 2013

Taking into account cash flow from operations, cash flow from financing activities and cash used in investing activities, Cencosud had positive net cash flow of CLP 11,895 million for the 3 months ended March 31, 2014 compared to a negative net cash flow of CLP 97,875 million for the 3 months ended March 31, 2013.

Operating activities: Net cash flow from operations decreased to CLP (75,934) million for the 3 months ended March 31, 2014 from CLP (9,105) million for the 3 months ended March 31, 2013. The change was primarily due to:

Supermarkets: Net cash flow from supermarket operations decreased to CLP (52,739) million for the 3 months ended March 31, 2014 from CLP 6,895 million for the 3 months ended March 31, 2013. The variation was primarily due to higher payments to suppliers for goods and services, and a lower EBITDA contribution compared to the same period in 2013.

Home Improvement: Net cash flow from home improvement operations increased to CLP 23,964 million for the 3 months ended March 31, 2014 from CLP 1,637 million for the 3 months ended March 31, 2013. The variation was primarily due mainly to higher cash flow from Argentina.

Department Stores: Net cash flow from department store operations decreased 12.1% to CLP 8,851 million for the 3 months ended March 31, 2014 from CLP 10,065 million for the 3 months ended March 31, 2013. The variation was primarily due to the growth of Peruvian operations during 2013, which supports a cost structure of 6 stores in 1Q14 vs. 1 store in 1Q13.

Shopping Centers: Net cash flow from shopping center operations increased to CLP 24,389 million for the 3 months ended March 31, 2014 from CLP 19,962 million for the 3 months ended March 31, 2013.

The variation was primarily due to a better performance.

Financial Services: Net cash flow from financial service operations decreased to CLP (50,819) million for the 3 months ended March 31, 2014 from CLP 28,424 million for the 3 months ended March 31, 2013 due to the financing of portfolio growth in the period.

Investing Activities: Net cash flow from investing activities amounted to CLP (17,984) million for the three months ended in March 31, 2014 from CLP (106,688) million for the three months ended March 31, 2013. This change was mainly due to:

Supermarkets: net cash flow from supermarket operations amounted to CLP 2,537 million for the three months ended as of March 31, 2014 from CLP (77,477) million for the three months ended March 31, 2013.The variation was primarily due to lower investment in Property, Plant and Equipment in Brazil, Chile and Peru, partially offset by higher investments in Colombia.

Home Improvement: net cash flow from home improvement operations amounted to CLP (5,487) million for the three months ended March 31, 2014 from CLP (3,980) million for the three months ended March 31, 2013. The variation was primarily due to higher organic growth in the region (7 net openings). In the case of Argentina, the increase is related to the expansion of one Distribution Center and the opening of one store. In the case of Chile it is related to the opening of one store and in the case of Colombia, due to the opening of 5 new stores.

Department Stores: net cash flow from department store operations amounted to CLP (3,000) million for the three months ended March 31, 2014 from CLP (4,516) million for the three months ended March 31, 2013. The variation was primarily because of lower investments in Properties, Plant and Equipment during 1Q14 vs. 1Q13 which had 1 opened store in 1Q13.

Shopping Centers: net cash flow from shopping center operations amounted to CLP (10,651) million for the three months ended March 31, 2014 from CLP (17,591) million for the three months ended March 31, 2013. The variation was primarily due to lower investments for the remodeling of our Osorno Shopping Center that took place in 1Q13.

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- Financial Services: net cash flow from financial services operations amounted to CLP (313) million for the three months ended March 31, 2014 from CLP (14,581) million for the three months ended March 31, 2013, due to higher investments of excess cash flow in Mutual Funds.

Financing Activities: net cash flows from financing activities increased to CLP 105,813 million from CLP 17,919 million, for the three months ended March 31, 2013. This change was primarily due to:

- Supermarkets: Our net cash flows from supermarket operations decreased to CLP (10,771) million for the three months ended March 31, 2014 from CLP 9,795 million for the three months ended March 31, 2013. The variation was related to the repayment of credit lines in Argentina, financing of working capital in Brazil and Peru, partially offset by lower financing activity in Chile and Colombia.
- Home Improvement: net cash flows from home improvement operations decreased to CLP (23,179) million for the three months ended March 31, 2014 from CLP (2,318) million for the three months ended March 31, 2013 due to higher financing needs in Argentina and Colombia. In the case of Argentina this was a consequence of higher working capital needs. In the case of Colombia, this was tied to higher working capital in addition to increased capex for the opening of 5 new stores. Overall this was partially offset by lower financing required in Chile.
- Department Stores: net cash flows from department store operations increased to CLP 12,401 million for the three months ended March 31, 2014 from CLP (21,345) million for the three months ended March 31, 2013 due to higher need of financing in 2013 for the operating of 6 stores in the country vs. 1 store in the same period of 2013 in addition to a lower cash generation from the business.
- Shopping Centers: net cash flows from shopping center operations decreased to CLP (14,817) million for the three months ended March 31, 2014 from CLP (5,009) million for the three months ended March 31, 2013 as a greater cash generation by the business allowed to pay down debt on a consolidated level.
- Financial Services: net cash flows from financial service operations increased to CLP 55,090 million for the three months ended March 31, 2014 from CLP 27,678 million for the three months ended March 31, 2013.

Working Capital Ratios[24]

(days)	1Q 2014	1Q 2013	Δ
Average period of receivables[25]			
Supermarkets	12,0	17,4	-5,4
Home Improvement	13,8	18,7	-4,9
Department Store	11,6	12,0	-0,4
Shopping Centers	39,5	39,8	-0,2
Average period of payables	45,4	45,0	0,4
Supermarkets	44,1	43,0	1,1
Home Improvement	53,7	52,0	1,7
Department Store	50,7	51,0	-0,3
Shopping Centers	31,3	41,0	-9,7
Financial Retail	30,2	34,0	-3,8
Inventory turnover			
Supermarkets	44,3	46,3	-2,0

[24] The ratio average period of payables costs and expenses of merchandise are included. The Inventory ratio considers cost of merchandise of retail businesses: supermarkets, home improvement and department stores.

[25] The average period of receivables in financial services by country is disclosed in Note 8 "Trade and Other Accounts Receivable Current and Non-Current" of our Financial Statements filed in SVS in Chile.

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Home Improvement

96,3

105,2

-8,9

Department Store

87,3

94,8

-7,5

Days Receivable:

Supermarkets: Days receivable of the supermarket division decreased 5.4 days for1Q14 compared with March 2013, due to a decrease in days receivable in all the region, more importantly in Peru and Colombia.

Home Improvement: Days receivable of the home improvement division decreased 4.9 days for 1Q14 compared with the end of March 2013, due to a decrease of 5.8 days in Chile and a decrease of 3.8 days in Argentina.

Department Store: Days receivable of the department store division decreased 0.3 days due to a decrease of 2.72 days receivable in Chile, partially offset by Department Store operation in Peru. Shopping Center: Days receivable of the shopping center division remained almost stable after a decrease in days receivable in Chile and Argentina, partially offset by an increase in Colombia.

Average period of payables:

Supermarkets: Days payable of the Supermarket division increased 1.1 days for the 1Q14 compared with 1Q13, due to an increase of 16 days in Brazil and 19 days in Colombia, partially offset by a decrease of 2.2 days in Chile and 1 day in Peru.

Home Improvement: increased 1.7 days for the 1Q13 compared with 1Q14, due to an increase of 2.2 days in Chile partially offset by a reduction of 1.6 days in Argentina and 0.8 days in Colombia. Department Store: Days payable of the Department Store division decreased 0.3 days after a decrease of 7.1 days in Peru partially offset by 1 day increase in Chile.

Shopping Center: Days payable of the Shopping Center division decreased 9.7 days to 31.3 days in 1Q14 from 41.0 days in 1Q13, due to a reduction of 41.526 days payable Argentina and 4 days in Chile. Financial Retail: Days payable of the Financial Service division decreased 3.8 days for the 1Q14 versus 1Q13, due to a reduction of 45.218days in Argentina partially offset by a slight increase in Chile and Peru.

Inventory turnover:

Supermarkets: Days inventory from supermarkets decreased from 46.3 days in March 2013 to 44.3 days in 1Q14, due to higher inventory turnover in Colombia and Argentina.

Home Improvement: Days inventory from home improvement decreased from 105 days in March 2013 to 96.3 days in 1Q14, due to a decrease in Chile and Argentina.

Department Store: Days inventory from department store division decreased 8 days due to a decrease in Chile partially offset by an increase in Peru related to the start-up of operations.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,”

26

Since 2Q 13 Cencosud started to exclude the sale of goods in the Shopping Center and Financial Services divisions, to give greater accuracy to the report, and considering that these two business units usually do not make purchases of goods.

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"may," "plan," "should," "would," or other similar expressions. These forward-looking statements include statements with respect to the Company's plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company's management's assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company's operations; (x) the Company's inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company's ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric "Risk Factors" as well as other risks included in the Company's other filings and submissions with the United States Securities and Exchange Commission. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company's future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Operating Data by Business Segment and Country

	N° stores		Total Selling Space (sq^2)		Average selling space per store (sq^2)	
	1Q 2014	1Q 2013	1Q 2014	1Q 2013	1Q 2014	1Q 2013
Chile	226	217	549.391	528.671	2.431	2.436
Argentina	289	289	518.364	516.785	1.794	1.788
Brazil	221	206	596.746	558.155	2.700	2.709
Peru	87	87	261.700	261.035	3.008	3.000
Colombia	100	96	429.683	416.699	4.297	4.341
Supermarkets	**923**	**895**	**2.355.884**	**2.281.346**	**2.552**	**2.549**
Chile	32	31	307.853	299.806	9.620	9.671
Argentina	48	47	373.490	369.067	7.781	7.852
Colombia	9	4	75.732	37.060	8.415	9.265
Home Improvement	**89**	**82**	**757.074**	**705.932**	**8.506**	**8.609**

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Chile	78	77	374.053	373.331	4.796	4.848
Peru	6	1	31.990	5.541	5.332	0
Department Store	**84**	**78**	**406.043**	**378.872**	**4.834**	**4.857**
Chile	25	25	412.418	412.418	16.497	16.497
Argentina	18	18	241.410	241.410	13.412	13.412
Peru	3	2	58.388	41.303	19.463	20.651
Colombia	2	2	14.514	14.514	7.257	7.257
Shopping Centers	**48**	**47**	**726.730**[27]	**709.645**	**15.140**	**15.099**
TOTAL	**1.144**	**1.102**	**4.245.731**	**4.075.795**	**3.711**	**3.699**

figures in CLP MM	Average sales per store		Sales per square meter	
	1Q 2014	1Q 2013	1Q 2014	1Q 2013
Chile	2.390	2.421	0,98	0,99
Argentina	1.448	1.463	0,81	0,82
Brazil	2.379	2.464	0,88	0,91
Peru	2.228	2.048	0,74	0,68
Colombia	2.279	2.380	0,53	0,55
Supermarket	**2.065**	**2.081**	**0,81**	**0,82**
Chile	3.738	3.705	0,39	0,38
Argentina	3.285	3.284	0,42	0,42
Colombia	1.666	2.515	0,20	0,27
Home Improvement	**3.284**	**3.405**	**0,39**	**0,40**
Chile	2.658	2.667	0,55	0,55
Peru	1.123		0,21	
Department Store	**2.548**	**2.635**	**0,53**	**0,54**
Chile	1.100	997	0,07	0,06
Argentina	828	816	0,06	0,06
Peru	1.252	1.702	0,06	0,08
Colombia	1.174		0,16	
Shopping Center	**1.011**	**968**	**0,07**	**0,06**

Consolidated Income Data

(In million of Chilean pesos as of March 31st, 2014)

	First Quarter		
	2014 CLP MM	2013 CLP MM	Δ %
Net revenues	2.538.156	2.468.439	**2,8%**
Cost of sales	-1.830.682	-1.779.460	2,9%
Gross profit	**707.474**	**688.979**	**2,7%**
Selling and administrative expenses	-575.001	-597.549	-3,8%
Other income by function	9.293	16.868	-44,9%
Other gain (Losses)	-7.242	6.366	N.A.
Operating income	**134.524**	**114.664**	**17,3%**
Participation in profit or loss of equity method associates	1.310	1.356	-3,4%
Net Financial Income	-61.559	-68.395	-10,0%
Income (loss) from foreign exchange variations	-10.644	-2.283	366,3%
Result of indexation units	-11.592	-2.843	307,8%
Non-operating income (loss)	**-82.485**	**-72.165**	**14,3%**
Income before income taxes	**52.039**	**42.499**	**22,4%**
Income taxes	-15.527	-22.293	-30,4%
Profit (Loss)	**37.145**	**20.763**	**78,9%**

[27] Shopping centers selling space only includes selling space for third parties.

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Profit (Loss) Attributable to Equity Holders of Parent	36.512	20.205	80,7%
Profit (Loss) Attributable to Minority Interest	633	558	13,5%
Net income per share	12,7	7,9	61,0%
Number of shares outstanding (in millions)	2.829	2.807	0,8%
Other Financial Information			
Organic Capex	51.418	97.493	-47,3%
Depreciation	43.636	44.549	-2,0%
Amortization	4.288	3.163	35,5%
Revaluation of Assets	6.709	13.628	-50,8%

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT AND COUNTRY

(In million of Chilean pesos as of March 31st, 2014)

	First Quarter		
	2014 CLP MM	2013 CLP MM	Δ %
Chile	540.149	525.308	2,8%
Argentina	418.449	422.704	-1,0%
Brazil	525.846	507.518	3,6%
Peru	193.875	178.211	8,8%
Colombia	227.891	228.486	-0,3%
Supermarkets	**1.906.210**	**1.862.227**	**2,4%**
Chile	119.619	114.849	4,2%
Argentina	157.671	154.330	2,2%
Colombia	14.993	10.061	49,0%
Home Improvement	**292.282**	**279.240**	**4,7%**
Chile	207.332	205.394	0,9%
Peru	6.735	148	4456,3%
Department Stores	**214.068**	**205.542**	**4,1%**
Chile	27.493	24.916	10,3%
Argentina	14.909	14.688	1,5%
Peru	3.756	3.405	10,3%
Colombia	2.347	2.477	-5,2%
Shopping Centers	**48.506**	**45.485**	**6,6%**
Chile	49.304	53.637	-8,1%
Argentina	12.839	11.000	16,7%
Brazil	535	1.227	-56,4%
Peru	8.954	4.672	91,6%
Colombia	1.906	1.272	49,9%
Financial Service	**73.537**	**70.536**	**4,3%**
Chile	118	-310	-138,0%
Argentina	4.648	4.405	5,5%
Peru	3	42	-92,7%
Other	**4.768**	**4.137**	**15,3%**
TOTAL REVENUES	**2.539.372**	**2.467.167**	**2,9%**
Chile	-409.216	-396.188	3,3%
Argentina	-288.216	-296.267	-2,7%
Brazil	-421.222	-394.877	6,7%
Peru	-151.116	-137.108	10,2%
Colombia	-183.464	-183.304	0,1%
Supermarkets	**-1.453.234**	**-1.407.744**	**3,2%**
Chile	-87.192	-84.016	3,8%
Argentina	-90.441	-97.521	-7,3%
Colombia	-10.992	-7.541	45,7%
Home Improvement	**-188.624**	**-189.079**	**-0,2%**
Chile	-154.507	-149.730	3,2%
Peru	-6.234	-295	2015,6%

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Department Stores -160.741 -150.025 7,1%

Chile -1.484 -2.240 -33,8%

Argentina -2.994 -3.059 -2,1%

Peru -65 -768 -91,6%

Colombia -66 -87 -24,3%

Shopping Centers -4.608 -6.154 -25,1%

Chile -15.623 -20.508 -23,8%

Argentina -4.172 -3.132 33,2% Peru -3.275 -2.271 44,2%

Financial Service -23.071 -25.911 -11,0%

Chile -143 -129 10,3%

Argentina -258 -401 -35,6%

Peru -3 -16 -79,6%

Other -404 -546 -26,0%

COST OF SALES -1.830.682 -1.779.460 2,9%

Chile 130.933 129.120 1,4%

Argentina 130.233 126.436 3,0%

Brazil 104.624 112.641 -7,1%

Peru 42.760 41.103 4,0%

Colombia 44.426 45.182 -1,7%

Supermarkets 452.976 454.483 -0,3%

Chile 32.427 30.833 5,2%

Argentina 67.230 56.809 18,3%

Colombia 4.001 2.519 58,8%

Home Improvement 103.658 90.161 15,0%

Chile 52.826 55.664 -5,1%

Peru 501 -147 -441,1%

Department Stores 53.327 55.517 -3,9%

Chile 26.009 22.676 14,7%

Argentina 11.916 11.629 2,5%

Peru 3.692 2.636 40,0%

Colombia 2.282 2.389 -4,5%

Shopping Centers 43.898 39.331 11,6%

Chile 33.680 33.129 1,7%

Argentina 8.667 7.868 10,1%

Brazil 535 1.227 -56,4%

Peru 5.678 2.401 136,5%

Colombia 1.906 1.272 49,9%

Financial Service 50.466 45.896 10,0%

Chile -25 -439 -94,3%

Argentina 4.390 4.004 9,6%

Peru 0 26 -100,9%

Other 4.364 3.591 21,5%

GROSS MARGIN 708.690 688.979 2,9%

Supermarkets -384.759 -382.958 0,5%

Shopping Centers -8.223 -8.728 -5,8%

Home Improvement -71.544 -69.351 3,2%

Department Stores -58.677 -57.797 1,5%

Financial Service -19.420 -44.319 -56,2%

Others -32.378 -34.396 -5,9%

SG&A -575.001 -597.549 -3,8%

Supermarkets 70.242 74.595 -5,8%

Shopping Centers 42.443 44.310 -4,2%

Home Improvement 32.169 20.851 54,3%

Department Stores -3.807 -2.244 69,6%

Financial Service 31.146 1.592 1856,8%

Others -37.670 -24.439 54,1%

OPERATING RESULT 134.524 114.664 17,3%

Supermarkets 101.783 105.384 -3,4%

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Shopping Centers	44.773	46.621	-4,0%
Home Improvement	36.930	25.609	44,2%
Department Stores	2.562	3.648	-29,8%
Financial Service	32.174	2.558	1158,0%
Others	-56.700	-25.214	124,9%
EBITDA	**161.522**	**158.606**	**1,8%**
Supermarkets	101.783	105.384	-3,4%
Shopping Centers	38.063	32.993	15,4%
Home Improvement	36.930	25.609	44,2%
Department Stores	2.562	3.648	-29,8%
Financial Service	32.174	2.558	1158,0%
Others	-34.464	-20.089	71,6%
ADJUSTED EBITDA[28]	**177.048**	**150.103**	**18,0%**

CONSOLIDATED BALANCE SHEET

(In millions of Chilean pesos as of March 31st, 2014)

	March 2014 MM CLP	Dec 2013 MM CLP	Variation	%
Cash and cash equivalents	181.046	171.712	9.334	5,4%
Other financial assets, current	12.962	49.584	-36.622	-73,9%
Other non-financial assets, current	20.819	11.605	9.213	79,4%
Trade receivables and other receivables	1.053.696	1.133.448	-79.752	-7,0%
Receivables from related entities, current	812	432	380	87,8%
Inventory	1.078.031	1.044.907	33.124	3,2%
Current tax assets	24.460	22.797	1.663	7,3%
TOTAL CURRENT ASSETS	**2.371.825**	**2.434.485**	**-62.659**	**-2,6%**
Other financial assets, non-current	136.549	92.405	44.143	47,8%
Other non-financial assets, non-current	36.873	38.263	-1.391	-3,6%
Trade receivable and other receivables, non current	158.546	155.840	2.706	1,7%
Equity method investment	50.876	49.942	934	1,9%
Intangible assets other than goodwill	581.691	571.622	10.069	1,8%
Goodwill	1.785.100	1.696.041	89.060	5,3%
Property, plant and equipment	3.115.514	3.101.884	13.630	0,4%
Investment property	1.560.907	1.568.432	-7.526	-0,5%
Current Tax assets, non-current	55.200	53.727	1.473	2,7%
Deferred income tax assets	340.891	302.594	38.298	12,7%
TOTAL NON-CURRENT ASSETS	**7.822.147**	**7.630.749**	**191.398**	**2,5%**
TOTAL ASSETS	**10.193.972**	**10.065.234**	**128.738**	**1,3%**
Other financial liabilities, current	582.954	739.106	-156.152	-21,1%
Trade payables and other payables	1.730.821	1.957.993	-227.172	-11,6%
Payables to related entities, current	704	556	148	26,6%
Provisions and other liabilities	49.100	46.406	2.694	5,8%
Current income tax liabilities	56.395	63.131	-6.737	-10,7%
Current provision for employee benefits	78.429	96.697	-18.268	-18,9%
Other non-financial liabilities, current	56.921	47.809	9.112	19,1%
TOTAL CURRENT LIABILITIES	**2.555.324**	**2.951.699**	**-396.375**	**-13,4%**
Other financial liabilities	2.622.985	2.218.035	404.950	18,3%
Trade accounts payable	11.156	8.955	2.201	24,6%
Provisions and other liabilities	88.836	88.223	613	0,7%
Deferred income tax liabilities	471.865	471.481	384	0,1%
Current tax liabilities	20.876	-	20.876	N.A.
Other non-financial liabilities, non-current	67.773	65.475	2.299	3,5%
TOTAL NON-CURRENT LIABILITIES	**3.283.491**	**2.852.168**	**431.323**	**15,1%**

[28] Adjusted EBITDA = EBITDA – Revaluation of Assets – Exchange Differences – Result from Indexation Units

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TOTAL LIABILITIES 5.838.815 5.803.867 34.948 0,6%

Paid-in Capital 2.321.381 2.321.381 — 0,0%

Retained earnings (accumulated losses) 2.076.056 2.049.483 26.572 1,3%

Issuance premium 526.633 526.633 — 0,0%

Other reserves -569.827 -636.231 66.404 -10,4%

Net equity attributable to controlling shareholders 4.354.243 4.261.267 92.976 2,2%

Non-controlling interest 914 100 814 813,5%

TOTAL NET EQUITY 4.355.157 4.261.367 93.790 2,2%

TOTAL NET EQUITY AND LIABILITIES 10.193.972 10.065.234 128.738 1,3%

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’ results of operations from management’s perspective, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS,

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance,

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures, We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results,

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock,

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us, Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS, Because of these limitations, we

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primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally, In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	First Quarter		
	2014 CLP MM	2013 CLP MM	Δ %
Profit (Loss)	36.512	20.205	80,7%
Net Financial Costs	61.559	68.395	-10,0%
Result from Indexation Units	11.592	2.843	307,8%
Result from Exchange Variations	10.644	2.283	366,3%
Income taxes	15.527	22.293	-30,4%
Depreciation & Amortization	47.923	47.712	0,4%
Revaluation of Investment Properties	-6.709	-13.628	-50,8%
Adjusted EBITDA	177.048	150.103	18,0%

Quarter ended March 31, 2014 (in millions of CLP)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Net Income	**70.287**	**43.709**	**32.169**	**-3.807**	**31.146**	**-136.992**	**36.512**
Financial Expense (net)	0	0	0	0	0	61.559	61.559
Income Tax Charge	0	0	0	0	0	15.527	15.527
EBIT	**70.287**	**43.709**	**32.169**	**-3.807**	**31.146**	**-59.906**	**113.598**
Depreciation and Amortization	31.496	1.064	4.761	6.368	1.027	3.206	47.923
EBITDA	**101.783**	**44.773**	**36.930**	**2.562**	**32.174**	**-56.700**	**161.522**
Exchange differences	0	0	0	0	0	10.644	10.644
Revaluation of Investment Properties	0	-6.709	0	0	0	0	-6.709
(Losses) gains from indexation	0	0	0	0	0	11.592	11.592
Adjusted EBITDA	**101.783**	**38.063**	**36.930**	**2.562**	**32.174**	**-34.464**	**177.048**

Quarter ended March 31, 2013 (in millions of CLP)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Net Income	**74.641**	**45.621**	**20.851**	**-2.244**	**1.590**	**-120.253**	**20.205**
Financial Expense (net)	0	0	0	0	0	68.395	68.395
Income Tax Charge	0	0	0	0	0	22.293	22.293
EBIT	**74.641**	**45.621**	**20.851**	**-2.244**	**1.590**	**-29.564**	**110.894**
Depreciation and Amortization	30.744	1.000	4.758	5.892	967	4.351	47.712
EBITDA	**105.384**	**46.621**	**25.609**	**3.648**	**2.558**	**-25.214**	**158.606**
Exchange differences	0	0	0	0	0	2.283	2.283
Revaluation of Investment Properties	0	-13.628	0	0	0	0	-13.628
(Losses) gains from indexation	0	0	0	0	0	2.843	2.843
Adjusted EBITDA	**105.384**	**32.993**	**25.609**	**3.648**	**2.558**	**-20.089**	**150.103**

30